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                          October 13, 2023

       Anna Rudensj
       General Counsel
       Polestar Automotive Holding UK PLC
       Assar Gabrielssons V  g 9
       405 31 G  teborg, Sweden

                                                        Re: Polestar Automotive
Holding UK PLC
                                                            Registration
Statement on Form F-3
                                                            Filed on October
10, 2023
                                                            File No. 333-274918

       Dear Anna Rudensj  :

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Bradley
Ecker at 202-551-4985 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing